Exhibit 99.5

NICE Announces CX Excellence Award Winners at Interactions 2024, Playing
Pivotal Roles in Shaping the Future of CX

Winners are outpacing the competition, leveraging the latest CX AI to drive exceptional customer experience

Hoboken, N.J., June 12, 2024 – (Nasdaq: NICE) today announced the 2024 CX Excellence Awards winners. The winning organizations were recognized for innovating with CXone and Enlighten to deliver exceptional CX, push technology boundaries, and drive powerful results for their business. The 18 award winners across six categories were honored at Interactions 2024, the industry’s largest CX event. This year’s winners exhibit steadfast commitment to innovation, excellence, and their customers, serving as a shining inspiration in the CX industry and the winners’ respective industries.
The CX Excellence Award winners demonstrated remarkable results in one of the six below categories:

AI Trailblazer – Showcasing visionary companies who have adopted the most innovative solutions to create exceptional experiences, the winners are Realtor.com, ECSI and The Standard.

Digital Innovation – Recognizing organizations that are meeting their consumers on their preferred touchpoint while excelling on their organizational KPIs and targets, the winners are MAPS Credit Union, NYC DSS and Sony Electronics.

Change Agents – Celebrating organizations that drove change to their operations and end customers using new solutions, the winners are iQor, Kaiser Permanente and Vera Bradley Customer Service.

Outstanding Cloud Realization – Applauding organizations that through the power of the CXone platform built a foundation that allows them to innovate at scale, the winners are Itau, United Way of CT and Banco Do Brasil.

Outstanding Customer Experience – Celebrating organizations prioritizing the improvement of end-to-end customer journeys resulting in better first contact resolution, service level or customer satisfaction (CSAT). The winners are TD Bank, Banco Pan and Porto Seguro.

Outstanding Employee Engagement – Recognizing organizations that have demonstrated excellence in transparency, retention and motivation strategies to increase their agents’ experience, the winners are Open Network Exchange, DiDi Global and Travel + Leisure.

Barry Cooper, President, CX Division, NICE, said, “The last 12 months have been transformational for the CX industry with the emergence of AI as a massive force reshaping CX. This year’s winners have embraced the latest CX AI technology, including CXone and Enlighten, to completely change their business and deliver unprecedented results. We are proud to recognize their innovation and what they are driving for their business, employees and consumers.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127,

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.